UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULES 13d-1(b), (c), AND (d)
                      AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)

                               (Amendment No. 1 )*

                       RIGHT MANAGEMENT CONSULTANTS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    766573109
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                FEBRUARY 27, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[      ] Rule 13d-1(b)
[  x   ] Rule 13d-1(c)
[      ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 766573109                     13G                       Page 1 of 4



1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         RICHARD J. PINOLA
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a) [ ]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
NUMBERS OF        5        SOLE VOTING POWER
   SHARES
BENEFICIALLY                   601,725
                  -----------------------------------------------------
OWNED BY          6        SHARED VOTING POWER
EACH
REPORTING                               0
                  -----------------------------------------------------
PERSON            7        SOLE DISPOSITIVE POWER
WITH
                                        601,725
                  -----------------------------------------------------
                  8        SHARED DISPOSITIVE POWER

                                     0
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           601,725
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [x]

         4,500 SHARES INDIRECTLY HELD AS TRUSTEE
-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.0%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

         IN



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CUSIP No. 766573109                     13G                       Page 2 of 4



Item 1 (a).       Name of Issuer:

                  Right Management Consultants, Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  1818 Market Street
                  33rd Floor
                  Philadelphia, PA 19103-3614

Item 2 (a).       Name of Person Filing:

                  Richard J. Pinola

Item 2 (b).       Address of Principal Business Office or if none, Residence:

                  Right Management Consultants, Inc.
                  1818 Market Street
                  33rd Floor
                  Philadelphia, PA 19103-3614

Item 2 (c).       Citizenship:

                  United States of America

Item 2 (d).       Title of Class of Securities:

                  Common Stock, par value $ .01 per share.

Item 2 (e).       CUSIP Number:

                  766573109

Item 3.           If this Statement is Filed Pursuant to Rule
                  13d-1(b),or 13d-2 (b) or (c), Check Whether the
                  Person Filing is a:

                  Not Applicable.

Item 4.           Ownership:

                    (a) Richard J. Pinola (the "Reporting Person") beneficially owns 601,725 shares of the common stock, par value
                         $.01 per share, of Right Management Consultants, Inc.



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CUSIP No. 766573109                     13G                       Page 3 of 4



                    (b) The 601,725 shares held by the Reporting Person represent approximately 4.0% of the class.

                    (c)  Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    606,225, which includes 4,500 shares for which the Reporting Person disclaims beneficial ownership

                           (ii)     Shared power to vote or to direct the vote:
                                    0

                           (iii) Sole power to dispose or to direct the disposition of: 606,225, which includes 4,500 shares for which the Reporting Person disclaims beneficial ownership

                           (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 766573109                     13G                       Page 4 of 4


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2002                            By: /S/ RICHARD J. PINOLA
                                                 ---------------------
                                                 Richard J. Pinola
                                                 Chairman of the Board and
                                                 Chief Executive Officer